Exhibit 99.1

News

FOR IMMEDIATE RELEASE

RADCOM Boosts Deployment Automation for Virtual Networks

- A full Service Assurance solution deployed at the Click of a Mouse -

TEL AVIV, Israel – February 23, 2016 –RADCOM Ltd. (NASDAQ: RDCM), today announced that its solution has been further enhanced to allow Communication Service Providers (CSPs) to deploy a complete MaveriQ service assurance solution on a virtual environment with a click of the mouse.

By adding support for Heat Templates, CSPs can instantly deploy RADCOM’s solution. This new agility through orchestration and automation that virtualization provides is one of the many benefits that is driving the transition to NFV. As a recent NFV study showed, CSPs can save an average of 68% CAPEX and 67% OPEX when they evolve to NFV networks. In a non-virtual solution a CSP would have to plan ahead and dedicate time and resources to deploy a Service Assurance solution.

”This addition to the MaveriQ solution is a game changer for CSPs, enabling them to deploy the solution in seconds instead of days or weeks.” commented Mr. Tomer Ilan, RADCOM’s Senior Director of Product Management. “With RADCOM’s support of Heat Templates, CSPs can automatically set up and configure our probe-based service assurance solution, and deploy and scale their deployment up or down as rapidly as the network evolves; maintaining Customer Experience throughout the network and across all services.”

RADCOM will be showcasing the MaveriQ Solution at Mobile World Congress 2016 in Hall 2 Stand 2E46. To schedule a meeting, contact markr@radcom.com

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For all media enquiries, please contact:

Mark Rolston
Marketing Manager
+972-77-774-5036
markr@radcom.com

About RADCOM

RADCOM provides innovative service assurance and customer experience management solutions for leading telecom operators and communications service providers. RADCOM specializes in solutions for next-generation mobile and fixed networks, including LTE, VoLTE, IMS, VoIP, UMTS/GSM and mobile broadband. RADCOM's comprehensive, carrier-grade solutions are designed for big data analytics on terabit networks, and are used to enhance customer care management. RADCOM's products interact with policy management to provide self-optimizing network solutions. RADCOM's shares are listed on the NASDAQ Capital Market under the symbol RDCM. . For more information, please visit www.RADCOM.com.

Risks Regarding Forward-Looking Statements
Certain statements made herein that use the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties that could cause the actual results, performance or achievements of RADCOM to be materially different from those that may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in the demand for RADCOM’s products, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with RADCOM’s business, reference is made to RADCOM’s reports filed from time to time with the United States Securities and Exchange Commission. RADCOM does not undertake to revise or update any forward-looking statements for any reason.